SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [No Fee Required]

For the fiscal year ended December 31, 2002

or

[ ] Transition Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [No Fee Required]

For the transition period from ____________ to ______________.

Commission file number (of issuer): 0-28316

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trico Marine Operators, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Trico Marine Services, Inc.

250 North American Court

Houma, LA 70363

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statement of Net Assets Available for Plan Benefits, as of December 31, 2002 and 2001.

2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2002.

3. Notes to Financial Statements.

4. Supplemental Schedule - Schedule of Assets (Held at End of Year).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Trico Marine Operators, Inc. 401(k) Retirement Plan

(Name of Plan)

Date: March 25, 2004	/s/ Charles E. Tizzard
Charles E. Tizzard
Vice President, Administration

Trico Marine Operators, Inc.

401(k) Retirement Plan

Index

December 31, 2002 and 2001

Page(s)

Report of Independent Auditors.............................................................................................................4

Financial Statements

Statements of Net Assets Available for Benefits...........................................................................................5

Statement of Changes in Net Assets Available for Benefits...........................................................................6

Notes to Financial Statements................................................................................................................7-11

Supplemental Schedule

Schedule of Assets (Held at End of Year).................................................................................................12

Note:   Other schedules required by Section 2520.103-10 of the Department of Labor's Rules

            and Regulations for Reporting and Disclosure under the Employee Retirement Income

            Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
Trico Marine Operators, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana

January 30, 2004

Trico Marine Operators, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments - at fair value
Cash equivalents	$ 965,290	$ 1,048,199
Trico Marine Services, Inc. common stock	799,433	1,128,536
Mutual funds - equity	1,422,244	1,718,025
Mutual funds - mixed	595,254	851,024
Mutual funds - fixed income	334,770	245,792
Total investments	4,116,991	4,991,576
Receivables
Employee contributions	6,551	5,356
Employer contributions	99,205	131,629
Accrued income and other	18,964	24,850
Total receivables	124,720	161,835
Total assets available for benefits	4,241,711	5,153,411

Liabilities
Other accrued liabilities	-	33,044
Net assets available for benefits	$ 4,241,711	$ 5,120,367

The accompanying notes are an integral part of these financial statements.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Investment income
Net appreciation (depreciation) in
fair value of investments	$(1,260,195)	$(1,544,847)	$ 651,174
Interest and dividends	47,304	68,938	91,604
Total investment income (loss)	(1,212,891)	(1,475,909)	742,778
Contributions
Employee	843,470	1,030,806	886,911
Employer	189,691	261,369	238,798
Total contributions	1,033,161	1,292,175	1,125,709
Distributions to participants	(698,926)	(609,051)	(475,905)
Increase (decrease) in net assets
available for benefits	(878,656)	(792,785)	1,392,582
Net assets available for benefits
Beginning of year	5,120,367	5,913,152	4,520,570
End of year	$ 4,241,711	$ 5,120,367	$ 5,913,152

The accompanying notes are an integral part of these financial statements.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.    Description of Plan

The following description of the Trico Marine Operators, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

General

The Plan is a defined contribution 401(k) Retirement Plan and was established to provide benefits to qualified domestic employees of Trico Marine Operators, Inc. (the "Company" and "Plan Sponsor"). The Plan allows participants to make before-tax contributions in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All domestic employees who are at least 18 years of age not covered by a collective bargaining agreement and who have completed at least six months of service are eligible to participate in the Plan.

Plan Administration

The Company serves as the Plan Administrator. The Plan's trust and employee account record maintenance function is performed by an outside service organization, Wells Fargo Bank, N.A. ("Wells Fargo" or "Trustee").

Contributions

Before-tax savings contributions are made by the Company on behalf of employee participants who have agreed to have their taxable wages or salary reduced. Prior to January 1, 2002, participants could agree to have the Company withhold up to 15% of their compensation for the purpose of making before-tax savings contributions to the Plan. Beginning January 1, 2002, participants may agree to have the Company withhold any percentage of their compensation. Contributions are limited by federal tax legislation. The limit for the 2002 401(k) contributions was $11,000, except for participants who turned fifty years of age by December 31, 2002 for whom the limit was $12,000. The limits for the 2001 and 2000 401(k) contributions were $10,500 per participant.

The Company will match 25% of the participants' before-tax savings contributions up to 5% of the participants' taxable wages or salary. The Company may also make a matching contribution (the "Discretionary Matching Contribution") to the Plan at its discretion. The Company's discretionary matching contribution is allocated among participants based on the ratio to which each participant's qualified annual compensation bears to the total qualified annual compensation for all participants. During 2002, 2001 and 2000, the Company made discretionary matches of $109,400, $130,675 and $118,888, less plan forfeitures, respectively.

Participants direct the investment of their contributions into various investment options offered by the Plan.

Each participant's account is also credited with Plan earnings, net of certain administrative expenses. Forfeitures of amounts from the matching contribution accounts of participants who terminate employment will be used to reduce the matching contributions for the Plan year in which the forfeiture arose or the next year or applied as a Discretionary Matching Contribution.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

Vesting

Participants are 100% vested in all employee contributions and the income earned thereon. Vesting requirements for employer contributions are as follows:

Years of Qualified Service	Vesting Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

Employees who leave the Company before fully vesting in Company contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce funds owed to the Plan by the Company for the employer matching contribution, or the Discretionary Matching Contribution. As of December 31, 2002 and 2001, the forfeiture balance included in the Plan was $17,392 and $17,120, respectively. The Company utilized approximately $11,000, $17,000 and $15,000 of the forfeiture balance to reduce the funds it owed for the Discretionary Matching Contribution for the years ended December 31, 2002, 2001 and 2000, respectively.

Benefits

Participants are automatically vested 100% upon attainment of retirement age, as defined, and upon death, disability, or upon termination of the Plan. Upon retirement, death, disability, or termination of employment, distributions of the vested balance are made to the participant or beneficiary in a lump sum or periodic payments as provided in the Plan.

Participant Loans

The Plan does not allow loans to participants or beneficiaries.

2.    Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual method of accounting.

Investment Valuation

The values of the funds are based on fair values as determined by the Trustee based on quoted market prices in active markets of the funds' underlying investments. The fair value of Trico Marine Services, Inc. common stock is based on quoted market prices.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

Administrative Expenses

During the 2002, 2001 and 2000, all third party administrative expenses, including trustee, legal and audit fees related to the Plan were paid by the Company. Administrative expenses totaled $24,856, $39,521 and $42,571 for the Plan years ended December 31, 2002, 2001 and 2000, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such a case, participants would become 100% vested in their accounts and would be allocated their account balances at the time of the termination.

Net Depreciation in Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments that consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Other Accrued Liabilities

As required by IRS guidelines, Wells Fargo annually performs non-discrimination testing on the Plan. Other liabilities as of December 31, 2001 consisted of excess contributions due to participants which were required as a result of annual non-discrimination testing.

3.    Concentration of Credit Risk

In addition to market risk, certain financial instruments potentially subject the Plan to concentrations of credit risk. Participants direct the investment of their contributions into various financial instrument options offered by the Plan. The Trustee continually performs ongoing evaluations to assess the credit risk associated with these financial instruments. The Plan has not experienced any credit losses associated with these investments.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

4.    Investments

All investments for the years ended December 31, 2002 and 2001 are participant directed.

Information relative to investments as of December 31, 2002 and 2001 is as follows:

	2002		2001
Cash equivalents
Wells Fargo Treasury Plus Institutional
Money Market Fund(1)	$ 965,290	*	1,046,294	*
Wells Fargo Short Term Income Fund(1)	-		1,905
	965,290		1,048,199
Trico Marine Services, Inc. Common Stock(1)	799,433	*	1,128,536	*
Mutual Funds - equity
American Century - Income & Growth Fund	736,894	*	957,279	*
Janus Fund Group - Overseas Fund	251,887	*	356,381	*
Benham Target Maturity Trust - American Century
Target 2005	198,166		129,360
Janus Fund Group - Enterprise Fund	104,256		143,695
Janus Fund Group - Worldwide Fund	63,416		81,760
AIM Equity Funds, Inc. - Aggressive Growth Fund	67,625		49,550
	1,422,244		1,718,025
Mutual Funds - mixed
MFS Capital Opportunities - Fund Class A	595,254	*	851,024	*
Mutual Funds - fixed income
Dreyfus Intermediate Term Income Fund	334,770	*	245,792
Total Investments	$ 4,116,991		$ 4,991,576

(1) Party-in-interest
* Investment exceeds 5% of net assets available for benefits at the end of the respective year.

During 2002, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	2002	2001	2000

Mutual funds	$ (445,938)	$ (632,610)	$(313,202)
Trico Marine Services, Inc. common stock	(814,257)	(912,237)	964,376
	$(1,260,195)	$(1,544,847)	$ 651,174

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

5.    Tax Status

The Plan is designed to constitute a qualified plan under Section 401(a) of the IRC. The Plan follows the Wells Fargo standardized "prototype" plan, which received its latest determination letter on August 30, 2001. The Internal Revenue Service states that the "prototype" plan, as designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been further amended, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    Related Party Transactions

The Plan invests in shares of the money market fund managed by the Trustee. At December 31, 2002 and 2001, the Plan held 240,070 and 149,475 shares of Trico Marine Services, Inc. common stock, parent company of the Plan Sponsor, at a cost of $1,379,908 and $1,122,551 and a market value of $799,433 and $1,128,536, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.    Subsequent Event

On October 10, 2003, the Investment Committee of the Plan decided to eliminate several investment options for new contributions. Effective October 15, 2003, investment options were closed to new contributions for the Janus Funds Group Worldwide Fund, Janus Funds Group Enterprise Fund and Trico Marine Services, Inc. common stock. As a result, no new investments will be permitted in these investments and, at the time, participants were not required to transfers their investment balance.

On December 24, 2003, the Investment Committee of the Plan made additional changes to the investment options of the Plan. The Investment Committee added five investment options: Van Kampen Equity & Income Fund, Van Kampen Comstock A Fund, American Funds Growth Fund, RS Partners Fund and Fidelity Adv Diversified International A Fund. These investment options will be available effective January 28, 2004. Additionally the Investment Committee replaced four fund options. The Artisan Med Cap Fund will replace the AIM Aggressive Growth Fund and the Janus Funds Group Enterprise Fund, which had been closed to new contributions effective October 15, 2003. The Templeton Foreign A Fund will replace the Janus Overseas Fund and the Janus Funds Group Worldwide Fund, which had been closed to new contributions effective October 15, 2003. Funds in those four funds will be transferred into the comparable funds on January 28, 2004.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer,		Fair
Borrower or Similar Party	Description of Investment	Value

Wells Fargo(1)	Wells Fargo Trust Treasury Plus
	Money Market Fund	$ 965,290
Dreyfus	Intermediate Term Income Fund	334,770
AIM Equity Funds, Inc.	Aggressive Growth Fund	67,625
American Century	Income and Growth Fund	736,894
Benham Target Maturity Trust	American Century Target 2005	198,166
Janus Funds Group	Enterprise Fund	104,256
Janus Funds Group	Overseas Fund	251,887
Janus Funds Group	Worldwide Fund	63,416
MFS Capital Opportunities	Fund Class A	595,254
Trico Marine Services, Inc.(1)	Common Stock	799,433
		$4,116,991

Exhibit Index

Exhibit Number

Exhibit 23 -- Consent of Independent Accountants.